Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-174207) on Form S-3 of Rick’s Cabaret International, Inc. of (i) our report dated December 16, 2013, with respect to the consolidated balance sheets of Rick’s Cabaret International, Inc. and subsidiaries, as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in permanent stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2013 and (ii) our report dated December 16, 2013, with respect to the effectiveness of internal control over financial reporting for the fiscal year ended September 30, 2013, which reports appear in the Annual Report on Form 10-K of Rick’s Cabaret International, Inc. for the fiscal year ended September 30, 2013.

/s/ Whitley Penn LLP

Dallas, Texas

December 16, 2013